Exhibit 99.1

Medicure Announces Settlement of Holdback Dispute from Apicore Sale

WINNIPEG, Dec. 5, 2019 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today announced that it has reached a settlement agreement with the purchaser of Medicure's interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure will receive a net payment of US$5.1 million in relation to the holdback.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

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http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/medicure-announces-settlement-of-holdback-dispute-from-apicore-sale-300970400.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2019/05/c2407.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:00e 05-DEC-19